Mail Stop 4561

February 8, 2008

Sekoya Holdings Inc.
916 W. Broadway Street
Vancouver, British Columbia, V5Z 1K7

> **Re: Sekoya Holdings Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 6, 2008**
> **File No. 000-51977**

Dear Shirley Wong:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 6, 2008:

1. Please amend the second sentence of Item 4.01(a) to cover the past two fiscal years (i.e., October 31, 2006 and October 31, 2005). Refer to Item 304(a)(1)(ii) of Regulation S-B.

2. Please amend the third and fourth sentences of Item 4.01(a) to cover the two most recent fiscal years (i.e., October 31, 2006 and October 31, 2005) and any subsequent interim period from the date of the last audited financial statements to January 24, 2008, the date of resignation. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-B.

3. Please amend Item 4.01(b) to cover the two most recent fiscal years (i.e., October 31, 2006 and October 31, 2005) and any subsequent interim period prior to February 5, 2008, the date of engagement of Berman & Company, P.A. Refer to Item 304(a)(2) of Regulation S-B.

4. To the extent you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. In doing so, please ensure that the letter from your former accountants is appropriately dated and that any references to this letter in your Form 8-K correspond to the actual date of the letter.

*****

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Benjamin Phippen, Staff Accountant at (202) 551-3697.

Sincerely,

Benjamin Phippen
Staff Accountant